May 9, 2013

VIA EDGAR AND E-MAIL

Ms. Linda Cvrkel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     CSX Corporation
Form 10-K for the year ended December 28, 2012
Filed February 19, 2013
File No. 001-08022

Dear Ms. Cvrkel:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated May 3, 2013 with respect to the above-referenced filing. CSX believes this letter responds fully to the staff’s comments and provides supplemental information as requested. For the convenience of the staff, each comment is set forth below, followed by the Company’s response.

Form 10-K for the year ended December 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Free Cash Flow, page 29

1.
We note your presentation of the non-GAAP measure, free cash flow, and the disclosure indicating that you believe free cash flow is important in evaluating the company’s financial performance. Please revise to more specifically describe the reasons why management believes this non-GAAP measure is useful to potential investors. In addition, since free cash flow as calculated appears to exclude mandatory expenditures such as debt service, your disclosure of this measure may imply that free cash flow represents the residual cash flow available for discretionary purposes. Please revise your disclosure to clarify that the measure represents residual cash flow available for discretionary purposes only following the consideration of any mandatory debt service requirements. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures maintained on the Commissions website.

CSX Response

In future filings, CSX will expand the free cash flow disclosure to describe why it is important in evaluating the company’s financial performance as well as why management believes this non-GAAP measure is useful to potential investors. Additionally, CSX will clarify that the measure represents cash flow available for both equity and bond investors to be used for dividends, share repurchases or principle reduction on outstanding debt.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
May 9, 2013

Going forward, CSX will revise our free cash flow disclosure to include the following:

"Free cash flow is considered a non-GAAP financial measure under SEC Regulation G, Disclosure of Non-GAAP Measures. Management believes that free cash flow is useful to investors as it is important in evaluating the Company's financial performance. More specifically, free cash flow measures cash generated by the business after reinvestment. This measure represents cash available for both equity and bond investors to be used for dividends, share repurchases or principle reduction on outstanding debt. Free cash flow should be considered in addition to, rather than a substitute for, cash provided by operating activities. Free cash flow is calculated by using net cash from operations and adjusting for property additions and certain other investing activities."

Results of Operations, page 33
Expense

2.
We note your discussion regarding the various factors and circumstances responsible for fluctuations in the various expenses reflected in your consolidated statements of operations. However, in addition to discussing the reasons for the changes (or lack thereof), we believe you should also revise to quantify the reasons for the change, particularly when more than one factor resulted in the change in your results of operations. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying the impact of each contributing factor. Please revise to separately quantify each significant factor contributing to the changes in the various categories of expenses discussed within the results of operations section of MD&A.

CSX Response

In future filings, we will separately quantify each significant factor contributing to the changes in the various categories of expenses discussed within the results of operation section of MD&A.

Item 8. Financial Statements and Supplementary Data
Note 6. Properties, page 77

3.
We note from the disclosure included on page 80 that in the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately as these acts are not considered to be in the normal course of business and are therefore recognized when incurred. We also note that during 2012, the Company recognized an abnormal gain of $104 million. Please tell us and revise the notes to your financial statements to explain the nature of the events or circumstances that occurred during 2012 that resulted in the recognition of the abnormal gain of $104 million. Also, please explain how this gain was calculated or determined.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
May 9, 2013

CSX Response

The abnormal gains of $104 million that occurred in 2012 resulted from the sale of two operating rail corridors.  Generally speaking, abnormal gains and losses occur where groups of assets are removed from service as a result of unusual acts or sales.  A sale of operating rail corridors is not typical in the normal course of business for CSX and resulting gains and losses are therefore recognized when incurred.  The two abnormal gains recognized in 2012 related to the sale of our operating rail corridors to the state of Florida and to the Commonwealth of Massachusetts.  As further information, the state of Florida deal closed a year earlier but due to continuing obligations, a portion of the gain was deferred.

These gains represent the sale proceeds received less the basis in the property and closing costs of the transaction.  The total gains were recognized in accordance with ASC 360-20, Real Estate Sales, and were determined as follows:

Total Gain Calculation	Florida	Massachusetts
(Dollars in millions)

Sale proceeds	$173	$50
Less: basis and closing costs	(13)	(40)
Total gain	$160	$10

Gain recognized in 2012:
Florida (a)	$94
Massachusetts	10
Total	$104

(a)	For the Florida deal, the gain was deferred so only a portion was recognized in 2012 as the investment obligation is fulfilled. See further details provided in comment 4 below.

In future filings, we will disclose the nature and determination of abnormal gains.

4.
We note the disclosure included on page 82 indicating that in connection with the sale of 61 miles of operating rail corridor to the Florida Department of Transportation, the Company recognized a deferred gain of $160 million during 2011. We also note that the deferred gain is recognized into income ratably as the Company’s investment obligation of $500 million in routine capital expenditures and maintenance capacity, facilities or equipment in Florida is fulfilled. We further note that during 2012 and 2011, the Company recognized $94 million and $14 million of this deferred gain in materials, supplies and other in the consolidated income statements. Please tell us and revise the notes to your financial statements to disclose the amount of the investment obligation that was fulfilled during 2012 and 2011 and indicate the period over which the Company expects to fulfill its remaining investment obligation.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
May 9, 2013

CSX Response

The amount of the investment obligation that was fulfilled in 2011 and 2012 was $47 million and $311 million, respectively, of this commitment.  CSX expects to fulfill the remaining investment in 2013 in advance of the eight year contractual obligation period.

In future filings, CSX will disclose the amount of the investment obligation that was fulfilled each period, including 2011 and 2012, and will indicate the period over which the Company expects to fulfill its remaining investment obligation.

Quarterly Report on Form 10-Q
Consolidated Income Statements

5.
We note that your current presentation of total comprehensive income in your consolidated income statements does not comply with the guidance outlined in ASC 220-10-65-1. Please revise your consolidated statements of income to separately disclose the components that make up your total comprehensive income.

CSX Response

Pursuant to ASC 220-10-45-18, Comprehensive Income, it is allowable to report a total for comprehensive income in condensed financial statements of interim periods.  Based on this guidance, we believe the current presentation of our interim condensed comprehensive income statements is in compliance with the rules.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
May 9, 2013

Conclusion

CSX believes that the above responds fully to the comments of the staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-3305 or my Controller, Carolyn Sizemore, at (904) 359-1507 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Fredrik J. Eliasson
Fredrik J. Eliasson
Executive Vice President & Chief Financial Officer
CSX Corporation

cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Carolyn T. Sizemore
Vice President & Controller
CSX Corporation